Exhibit 21.1
Subsidiaries of Standard Parking Corporation

CORPORATE ENTITIES	JURISDICTION
SP Plus Security Services, Inc.	Delaware
Gameday Management (UK) Limited	UK (England and Wales)
S & J Parking Company	Illinois
Standard Auto Park, Inc.	Illinois
Standard Parking Corporation IL	Delaware
Standard Parking of Canada Ltd.	Ontario / Quebec, Canada
Les Stationnements Standard Du Canada Ltee	Quebec, Canada
Standard Parking (Hamilton) Ltd.	Ontario, Canada
U-Park Enterprises Ltd.	British Columbia, Canada
374452 B.C. Limited d/b/a Select Valet Parking	British Columbia, Canada

LLCs and PARTNERSHIPS	JURISDICTION
APCOA LaSalle Parking Company, LLC.	Louisiana
APCOA Bradley Parking Company, LLC	Connecticut
Parking Data Ventures, LLC	Delaware
Bradley Airport Parking, LP	Delaware